AR/S

P.E.
6-30-03

ANNUAL REPORT

MODERN TECHNOLOGY CORP.

2003

MODERN TECHNOLOGY CORP.
P.O. Box 940007
Belle Harbor, New York 11694-0007
Telephone: 718 318-0994
Fax: 718 945-0155
Email: arthurjay@mindspring.com

October 14, 2003

Dear Shareholder:

The fiscal year ended June 30, 2003 can be highlighted by the following events:

We established a 97% owned subsidiary, Pharmavet, Inc. which is representing a group of human and veterinary pharmaceutical manufacturers, working to obtain orders for their products, mainly in Africa and the Middle East.

During September 2003, we filed a registration statement with the Securities and Exchange Commission on form SB-2 in connection with our plans to distribute all of the 403,000 shares our company owns in Pharmavet to our shareholders. The distribution of these shares to all of the shareholders is contingent upon the registration statement being declared effective by the Securities and Exchange Commission. We cannot give you any assurance that the registration statement will be declared effective in the near future or at all.

On February 7, 2003, Scientio Inc concluded a merger with International Integrated Inc. (name changed to Medicor Ltd). Our company distributed the 403,000 shares it owned in Scientio Inc. to our shareholders in October 2001. Shares of Medicor (formerly Scientio Inc.) are traded on the OTC Bulletin Board (symbol MDCR).

During the fiscal year ended June 30, 2003, we decided to write down our investment In Interactive Medicine Inc. as we believe they are not proceeding to update their registration statement filed on form SB-2 (to have our firm's shares in Interactive distributed to our shareholders). We will also be writing down our investment in Daine Industries Inc. (the investment is carried on our balance sheet at $1,431-) during the quarter ended September 30, 2003. On December 20, 2002 Daine Industries Inc. merged with Westport Cruise Corp. (name changed to Oasis Travel Inc.). We have been informed that Oasis Travel has recently ceased operations.

Attached to this letter is Modern Technology's financial statements for the years ended June 30, 2003 and 2002. We would be happy to send you a copy of our form 10-K for the year ended June 30, 2003.

Arthur Seidenfeld, President

GREENBERG
&
COMPANY
Certified Public Accountants, LLC
500 MORRIS AVENUE
SPRINGFIELD, NJ 07081
(973) 467-3838 • FAX (973) 467-3184

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
MODERN TECHNOLOGY CORP.
Belle Harbor, New York

We have audited the accompanying consolidated balance sheets of MODERN TECHNOLOGY CORP. as at June 30, 2003 and 2002 and the related consolidated statements of operations and stockholders' equity and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements enumerated above present fairly, in all material respects, the consolidated financial position of MODERN TECHNOLOGY CORP. at June 30, 2003 and 2002, and the consolidated results of its operations and cash flows for the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Greenberg & Company LLC
GREENBERG & COMPANY LLC

Springfield, New Jersey
July 18, 2003

MODERN TECHNOLOGY CORP.
CONSOLIDATED BALANCE SHEETS

	June 30, 2003	June 30, 2002
A S S E T S		
CURRENT ASSETS		
Cash and Cash Equivalents	$302,517	$378,556
Investments, Trading Securities	82,520	20,739
	385,037	399,295
EQUIPMENT - At Cost	17,436	15,660
Less: Accumulated Depreciation	(14,280)	(13,136)
	3,156	2,524
OTHER ASSETS		
Deferred Registration Costs	25,000	-0-
Investments, At Cost	2,331	184,406
	27,331	184,406
TOTAL ASSETS	$415,524	$586,225
L I A B I L I T I E S A N D S T O C K H O L D E R S' E Q U I T Y		
CURRENT LIABILITIES		
Accrued Expenses	$ 23,200	$ 3,200
Account Payable, Related Parties	1,848	-0-
Total Current Liabilities	25,048	3,200
MINORITY INTEREST	5,000	-0-
STOCKHOLDERS' EQUITY		
Common Stock Par Value $.0001 Authorized: 150,000,000 Shares Issued and Outstanding: 20,150,000 Shares	2,015	2,015
Paid-In Capital	495,161	495,161
Retained Earnings (Deficit)	(111,700)	85,849
	385,476	583,025
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$415,524	$586,225

See accompanying summary of accounting policies and notes to financial statements.

MODERN TECHNOLOGY CORP.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD JULY 1, 2000 TO JUNE 30, 2003

	Common Stock				
	# of Shares	Par Value $.0001	Paid-In Capital	Retained Earnings (Deficit)	Total Stock-holders' Equity
BALANCES AT JULY 1, 2000	20,150,000	$2,015	$495,161	$280,630	$777,806
Net Income (Loss) For the Year Ended June 30, 2001				(27,996)	(27,996)
BALANCES AT JUNE 30, 2001	20,150,000	2,015	495,161	252,634	749,810
Dividends of Equity Investment Stock				(178,864)	(178,864)
Net Income (Loss) for the Year Ended June 30, 2002				12,079	12,079
BALANCES AT JUNE 30, 2002	20,150,000	2,015	495,161	85,849	583,025
Net Income (Loss) For the Year Ended June 30, 2003				(197,549)	(197,549)
BALANCES AT JUNE 30, 2003	20,150,000	$2,015	$495,161	$(111,700)	$385,476

See accompanying summary of accounting policies and notes to financial statements.

MODERN TECHNOLOGY CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For The Years Ended June 30, 2003	2002	2001
REVENUES			
Interest Income	$ 4,054	$ 8,287	$ 35,517
Realized Gain-Trading Securities	-0-	102,430	65,683
Unrealized Gain - Trading Securities	-0-	14,814	-0-
	4,054	125,531	101,200
EXPENSES			
Officers' Salaries	33,374	38,578	26,660
General and Administrative Expenses	63,264	71,549	54,745
Realized Loss-Trading Securities	9,831	-0-	-0-
Unrealized Loss	102,344	-0-	-0-
Equity in Loss of Affiliate	-0-	-0-	15,314
Goodwill amortization	-0-	-0-	27,881
	208,813	110,127	124,600
INCOME (LOSS) BEFORE TAXES	(204,759)	15,404	(23,400)
Income Tax Expense (Benefit)	(7,210)	3,325	4,596
NET INCOME (LOSS)	$ (197,549)	$ 12,079	$ (27,996)
INCOME (LOSS) PER SHARE - BASIC AND DILUTED	$ (.01)	NIL	NIL
NUMBER OF WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC AND DILUTED	20,150,000	20,150,000	20,150,000

See accompanying summary of accounting policies and notes to financial statements.

MODERN TECHNOLOGY CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended June 30, 2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income (Loss)	$ (197,549)	$ 12,079	$ (27,996)
Adjustments to Reconcile Net Income to Net Cash Provided By (Used In) Operating Activities:			
Depreciation & Amortization	1,144	16,530	28,879
Equity in Loss of Affiliate	-0-	-0-	15,314
Realized Gain	-0-	(102,430)	(65,683)
Realized Loss	9,831	-0-	-0-
Unrealized Gain	-0-	(14,814)	-0-
Unrealized Loss	102,344	-0-	-0-
Issuance of Stock for Service Received	5,000	-0-	-0-
Changes in Assets and Liabilities:			
Decrease (Increase) in Other Current Assets	-0-	-0-	5,000
Decrease (Increase) in Other Assets	-0-	443	120
Decrease (Increase) in Deferred Registration Costs	(25,000)	-0-	-0-
Increase (Decrease) Accrued Expenses and Taxes	20,000	(6,164)	(936)
Increase (Decrease) Account Payable Related Party	1,848	-0-	-0-
Net Cash Provided By (Used In) Operating Activities	(82,382)	(94,356)	(45,302)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital Expenditures	(1,776)	(255)	(1,905)
(Purchase) Sale of Securities	10,908	110,904	165,683
Purchase of Investment at Equity	(2,789)	(110,354)	(309,109)
Net Cash (Used In) Provided By Investing Activities	6,343	295	(145,331)
Net Increase (Decrease) in Cash and Cash Equivalents	(76,039)	(94,061)	(190,633)
Cash and Cash Equivalents, Beginning of Year	378,556	472,617	663,250
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 302,517	$ 378,556	$ 472,617
Supplemental Disclosures Of Cash Flow Information			
Cash Paid During The Period For:			
Taxes	$ -0-	$ 3,440	$ 1,033
Interest	-0-	$ -0-	$ -0-
Noncash Investing and Financial Transactions:			
Conversion of Notes Receivable to Investment	$ -0-	$ -0-	$ 100,000
Dividend of Equity Investment Stock	$ -0-	$ 178,864	$ -0-
Issuance of Stock for Service Received	$ 5,000	$ -0-	$ -0-

See accompanying summary of accounting policies and notes to financial statements.

NOTE 1: ORGANIZATION AND NATURE OF OPERATIONS

Modern Technology Corp. (Modern) is a Nevada corporation. Modern is engaged in aiding prospective clients in obtaining financing and in providing managerial services to client companies. Modern's office is located in New York.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING POLICIES

Modern Technology Corp.'s accounting policies conform to generally accepted accounting principles. Significant policies followed are described below.

BASIS OF PRESENTATION

In April 1999 the Company formed a subsidiary named Excess Materials Inc. (Excess). Excess accounts are included in the consolidated financial statements at March 31, 2002 and June 30, 2001, and 2000. Modern owns 70% of Excess. Arthur Seidenfeld (Modern's president) owns 10% of Excess, Anne Seidenfeld (Arthur's mother and secretary/treasurer of Modern) owns 10% of Excess and a relative of Mr. Seidenfeld owns 10% of Excess.

Excess was dissolved during March 2002. All income and expenses through dissolution have been incorporated into Modern's books. As of March 31, 2002, $1,425 net assets of Excess were transferred to Modern and Modern recognized a $354 loss upon dissolution.

In April 2003 the Company formed a subsidiary named Pharmavet Inc. (Pharmavet). Pharmavet accounts are included in the consolidated financial statements at June 30, 2003. Modern owns 97.6% of Pharmavet. Gerald Kaufman (Modern's Director and legal counsel for both Modern and Pharmavet) owns 2.4% of Pharmavet.

RECLASSIFICATIONS

Certain items from prior periods within the financial statements have been reclassified to conform to current period classifications.

CASH AND CASH EQUIVALENTS

Cash equivalents consist of highly liquid, short-term investments with original maturities of 90 days or less. The carrying amount reported in the accompanying balance sheets approximates fair value.

PROPERTY AND EQUIPMENT

Renewals and betterments are capitalized; maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight line method over the asset's estimated useful life, which generally approximates 5 years.

ESTIMATES IN FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." SFAS 109 has as its basic objective the recognition of current and deferred income tax assets and liabilities based upon all events that have been recognized in the financial statements as measured by the provisions of the enacted tax laws.

Valuation allowances are established when necessary to reduce deferred tax assets to the estimated amount to be realized. Income tax expense represents the tax payable for the current period and the change during the period in the deferred tax assets and liabilities.

GOODWILL

Since Modern owned 20% of Scientio Inc. during 2001, the investment was accounted for under the equity method. As of June 30, 2001, Modern carried $167,287 as goodwill, net. Goodwill amortization expense of $27,881 was recorded for the

year ended June 30, 2001. During the first week of October 2001, the stock of Scientio Inc. was distributed to the shareholders of Modern as a taxable dividend. The total dividend was $178,864. Modern did not recognize any gain or loss on the distribution of Scientio inc. stock.

ADVERTISING

Advertising costs are expensed as incurred. Advertising expense for the years ended June 30, 2003, 2002, and 2001 was $-0-, $-0-, and $2,345, respectively.

IMPACT OF NEW ACCOUNTING STANDARDS

SFAS 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets. Under the new rules, the Company is no longer required to amortize goodwill and other intangible assets with indefinite lives, but will be subject to periodic testing for impairment. SFAS 142 supercedes APB Opinion No. 17, "*Intangible Assets*". The Company expects that SFAS 142 will not have a material impact on its consolidated results of operations and financial position upon adoption. The Company adopted SFAS 142 on January 1, 2002 and does not have an effect on the Company's consolidated financial statements.

SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 is effective in fiscal years beginning after September 15, 2002, with early adoption permitted. The Company expects that the provisions of SFAS 143 will not have a material impact on its consolidated results of operations and financial position upon adoption. The Company adopted SFAS 143 effective January 1, 2002 and does not have an effect on the Company's consolidated financial statements.

SFAS 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS 144, supersedes Statement of Financial Accounting Standards No. 121, "*Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*" ("SFAS 121"), and APB Opinion No. 30, "*Reporting the Results of Operations – Reporting the Effects of Disposal of*

a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". The provisions of SFAS 144 are effective in fiscal years beginning after December 15, 2001, with early adoption permitted, and in general are to be applied prospectively. and does not have an effect on the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 eliminates SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item. Under SFAS No. 145, such gains and losses should be classified as extraordinary only if they meet the criteria of APB Opinion No. 30. In addition, SFAS No. 145 amends SFAS No. 13,Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Company adopted SFAs 145 effective June 1, 2003 and does not have an effect on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "*Accounting for Costs Associated with Exit or Disposal Activities*". The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Previous accounting guidance was provided by EITF Issue No. 94-3, "*Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring)*". SFAS No. 146 replaces Issue 94-3. The provisions of SFAS No. 146 are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company adopted SFAs 146 effective April 2003 and does not have an effect on the Company's consolidated financial statements.

On December 31, 2002, the FASB issued SFAS No.148, "*Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FAS 123*". This statement amends SFAS 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim

financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition and annual disclosure provisions of FAS 148 are effective for fiscal years ending after December 15, 2002. The Company adopted SFAs 148 effective April 2003 and does not have an effect on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). The interpretation provides guidance for determining when a primary beneficiary should consolidate a variable interest entity or equivalent structure, that functions to support the activities of the primary beneficiary. The interpretation is effective as of the beginning of the Company's third quarter of 2003 for variable interest entities created before February 1, 2003. The Company holds no interest in any variable interest entities. The Company adopted FIN46 effective April 2003 and does not have an effect on the Company's consolidated financial statements.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (SFAS 149), *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* SFAS 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirely, or as hybrid instruments with debt host contracts and embedded derivative features. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS 149 is not expected to have a material effect on the Company's results of operations, liquidity, or financial condition.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (SFAS 150), *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.* SFAS 150 requires certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity to be classified as liabilities. Many of these instruments previously were classified as equity or temporary equity and as such, SFAS 150 represents a significant change in practice in the accounting for a number of mandatorily redeemable equity instruments and certain equity derivatives that frequently are used in connection with share repurchase programs. SFAS 150 is effective for all financial instruments

created or modified after May 31, 2003, and to other instruments at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 is not expected to have a material effect on the Company's results of operations, liquidity, or financial condition.

NOTE 3: CONCENTRATIONS OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash.

At June 30, 2003 and June 30, 2002, the Company had deposits in various financial institutions totaling a bank balance of $301,926 and $400,937, respectively. Of the bank balance, up to $12,009 and $2,955 was covered by federal depository insurance. The remaining balance was uninsured and uncollateralized. At times during the year and at June 30, 2003 and June 30, 2002, the Company had funds on deposit with banks that were uninsured and uncollateralized, as a result, funds are at risk of loss. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash and cash equivalents. The carrying amount of these deposits in the accompanying financial statements was $302,517 and $378,556 at June 30, 2003 and June 30, 2002 respectively.

NOTE 4: MARKETABLE SECURITIES

During the quarter ended September 30, 2000 the investment in Omnicomm Systems, Inc. of 32,250 shares was considered a trading security in accordance with Financial Accounting Standard (FAS)115. Omnicomm shares are traded on the NASD over the counter bulletin board system. The cost of these shares was $40,312. During the quarter ended September 30, 2000, the total unrealized gain was $24,188. During the quarter ended December 31, 2000, Modern sold the remaining shares of Omnicomm.

During the quarter ended December 31, 2001, the investment in 701,071 shares of common stock of Lite King Corp. (LKC) was considered a trading security in accordance with Financial accounting Standard (FAS) 115. LKC shares are traded on the NASD over the counter bulletin board system. The cost of these shares is $14,021. During the year ended June 30, 2002, 423,693 shares of LKC stock were sold generating a realized gain of $102,430. The total unrealized gain on LKC stock was $14,814 at June 30, 2002. During the six months ended December 31, 2002, 296,278 shares of LKC stock were sold generating a realized loss of $9,831. As of June 30, 2003, the Company held no LKC stock.

During the year ended June 30, 2003, the investment in 117,250 shares of common stock of Scientio Inc. was considered a trading security in accordance with Financial Accounting Standard (FAS) 115. Scientio Inc. shares are traded on the NASD over-the-counter bulletin board system. The cost of these shares is $84,864. The total unrealized loss on Scientio Inc. was $2,344 at June 30, 2003.

NOTE 5: INVESTMENT IN EQUITY SECURITIES (At Cost)

Investments in Non Marketable Equity Securities consist of the following:

	June 30, 2003	June 30, 2002
Investment in 360,000 restricted shares in Daine Industries, Inc.	$ 1,431	$ 1,431
Investment in 117,250 restricted shares in Scientio Inc.	-0-	82,075
Investment in 5% of total shares in Interactive Medicine Inc. Net of $100,000 and $ -0- valuation allowance as June 30, 2003 and 2002 respectively	-0-	100,000
Investments in other restricted securities	900	900
	$ 2,331	$ 184,406

The Company has established a valuation allowance of $100,000, and $-0- against its investment in Interactive medicine Inc. to reflect the uncertainty of the fair market value of the investment as of June 30, 2003 and June 30, 2002, respectively.

NOTE 6: DEFERRED REGISTRATION COSTS

For the period April 15, 2003 (inception) through June 30, 2003, Pharmavet has incurred deferred registration costs of $25,000. relating to expenses incurred in connection with the Form SB-2 filing. These costs will be charged against equity if the registration is successful, otherwise they will be charged to earnings.

NOTE 7: STOCK BASED COMPENSATION

On April 15, 2003, Pharmavet agreed to pay $10,000 and 10,000 shares of Pharmavet Inc. for legal services provided for filing of Form SB-2. This service is valued at fair market value at approximately $15,000. This entire amount was charged to Deferred Registration Costs. This stock based compensation plan is accounted for in accordance with SFAs No. 123. This stock based compensation plan is accounted for in accordance with SFAs No. 123.

NOTE 8: INCOME TAX EXPENSE (BENEFIT)

The provision for income taxes is comprised of the following:

	6/30/03	6/30/02	6/30/01
Current	$(7,210)	$ 3,325	$ 6,633
Deferred	-0-	-0-	(2,037)
	$(7,210)	$ 3,325	$ 4,596

The provision for income taxes differs from the amount computed by applying the statutory federal income rate as follows:

	6/30/03	6/30/02	6/30/01
Expected statutory amount	$ -0-	$ 1,938	$ 2,978
Net operating loss	-0-	-0-	(2,037)
State income taxes, net of federal benefit	(7,210)	1,387	3,655
	$(7,210)	$ 3,325	$ 4,596

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities or financial reporting purposes and amounts used for income tax purposes and the impact of available net operating loss carryforwards. The deferred tax assets at June 30, 2001 relate to Excess, the Company's 70% owned subsidiary. Since the accounts of Excess are not allowed to be consolidated with Modern for tax purposes and Excess has generated losses since inception, the deferred tax assets associated with these losses have been fully reserved in the valuation allowance.

The tax effect of significant temporary differences, which comprise the deferred tax assets are as follows:

	6/30/03	6/30/02
Deferred tax assets:		
Net operating loss carry forwards	$106,426	$18,000
Amortization of Intangibles	-0-	8,412
Investment loss	-0-	4,620
Gross deferred tax assets	106,426	31,032
Valuation allowance	(106,426)	(31,032)
Net deferred tax assets	$ -0-	$ -0-

The net operating loss of approximately $232,000 expires in the year ended June 30, 2022. The amortization of intangibles and investment loss result from the accounting treatment required by GAAP for equity method investments. The tax benefits have been fully reserved due to a lack of consistent operating profitability.

NOTE 9: POSTRETIREMENT BENEFITS

The Company does not maintain any employee benefits currently. The Company does not maintain a plan for any postretirement employee benefits, therefore, no provision was made under FAS's 106 and 112.

NOTE 10: RELATED PARTY TRANSACTIONS

Arthur Seidenfeld, President and a director of the Company, owns 47.9% of the outstanding shares of Modern Technology Corp. Anne Seidenfeld, Treasurer, Secretary and a director of the Company, owns approximately 12% of the outstanding shares of Modern Technology Corp. Anne Seidenfeld is Arthur Seidenfeld's mother. There were no related party transactions.

Pharmavet was formed on April 15, 2003 to commercialize the agreement Modern signed with Centrovet to represent Centrovet as a sales representative. Modern invested $7,830 and orally agreed to advance up to $100,000 to cover Pharmavet's working capital needs for the twelve months through June 30, 2004 and to cover the costs related to filing of the registration statement. As of June 30, 2003, Modern's president, who is also president of Pharmavet, has advanced $1,848 to Pharmavet to cover certain operational expenses. For the investment of $7,830, Modern was issued 403,000 shares by Pharmavet.